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19005571

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2019 FEB 27 PM 1:48
SEC / TM

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-14715 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hornor, Townsend & Kent, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road
(No. and Street)

| HORSHAM | PA | 19044 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Ingulli Jr., CPA (215) 956-8735
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| Two Commerce Square Suite 1800 | Philadelphia | Pennsylvania | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

# OATH OR AFFIRMATION

I, Timothy N. Donahue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornor, Townsend & Kent, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Donna L. Beath, Notary Public
Horsham Twp., Montgomery County
My Commission Expires May 4, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

CEO / President

Title

Notary Public DONNA L BEATH

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Hornor, Townsend & Kent, Inc.
## Index
## December 31, 2018

Page(s)

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Hornor, Townsend & Kent, LLC:

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Hornor, Townsend & Kent, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2019

We have served as the Company's auditor since 2004.

*PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042*
*T: (267) 330-3000, F: (267) 330 3300, www.pwc.com/us*

# Hornor, Townsend & Kent, Inc.
## Statement of Financial Condition
## As of December 31, 2018

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 4,997,001 |
| Segregated cash | | 250,000 |
| Deposits with clearing organizations | | 120,029 |
| Receivables from brokers/dealers and clearing organizations | | 1,861,838 |
| Commissions receivable | | 2,199,548 |
| Equipment and capitalized software, at cost (net of accumulated depreciation and amortization of $ 1,726,108) | | 191,227 |
| Prepaid expenses | | 1,329,899 |
| Receivable from Parent | | 343,438 |
| Deferred tax asset, net | | 223,457 |
| Other assets | | 230,329 |
| Total assets | $ | 11,746,766 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Commissions payable | $ | 3,549,984 |
| Accounts payable and accrued expenses | | 1,004,672 |
| Payable to Parent | | 901,969 |
| Total liabilities | | 5,456,625 |
| Stockholder's Equity | | |
| Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding | | 1,000 |
| Additional paid-in capital | | 31,658,264 |
| Accumulated deficit | | (25,369,123) |
| Total stockholder's equity | | 6,290,141 |
| Total liabilities and stockholder's equity | $ | 11,746,766 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation ("DTCC") and the National Securities Clearing Corporation. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual" or "Parent"). The Company has one wholly owned subsidiary, HTK Insurance Agency, Inc. that is inactive. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

As of December 31, 2018, the Company had an accumulated deficit of $25,369,123. To the extent that sufficient capital is not generated through the Company's normal operating activities, Penn Mutual would provide any incremental capital to fund the Company's ongoing business. Penn Mutual has provided the Company with an ongoing support letter through March 31, 2020.

## 2. Summary of Significant Accounting Policies

**Basis of Presentation**
The financial statement is prepared in conformity with accounting principles generally accepted in the United States.

**Use of Estimates**
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents include cash and money market instruments with original maturities of three months or less and have no redemption restrictions. At December 31, 2018, the Company had $3,808,577 in cash equivalents.

**Segregated Cash**
Segregated Cash represents cash in a bank account established exclusively for the benefit of customers. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission which dictates the amount of cash and securities that broker-dealer firms must segregate in a Special Custody Account for the Exclusive Benefit of Customers of HTK. The balance of $250,000 in Segregated Cash is not required but has been established to the extent needed by the Company.

**Deposits with Clearing Organizations**
Deposits with clearing organizations include $100,000 in deposits with Pershing LLC, the Company's clearing organization and $20,029 with the DTCC.

**Receivable from Brokers/Dealers and Clearing Organizations**
Receivable from brokers/dealers and clearing organizations contains a receivable from Pershing, LLC in the amount of $815,656 at December 31, 2018. The Company clears certain of its customer transactions through Pershing, LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions. It also contains a 12b-1 receivable from various mutual fund carriers for $1,046,182 for business processed directly with those carriers.

**Equipment and Capitalized Software**
Equipment and capitalized software is carried at depreciated or amortized cost. Capitalized software consists primarily of costs related to the firm's implementation of certain operational and financial systems.

**Federal Income Taxes**
The Company files a consolidated federal income tax return with its Parent. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Beginning in 2014, the Company modified the tax sharing agreement with its Parent. In connection with this agreement, the Company will compute its federal tax liability on a benefits for loss basis. The Company will pay for any taxable income it contributes to the Parent's consolidated income tax return, or receive a reimbursement of income taxes for net operating losses actually used to reduce the tax liability of the Parent's consolidated income tax return. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

**Bonus Accrual**
Accrued employee bonuses of $340,000 are included within accounts payable and accrued expenses on the Statement of Financial Condition.

## 3. Valuation of Company Assets

Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standards Codification ("ASC") 820.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not hold any assets carried at fair value in Level 2 assets.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company does not hold any assets carried at fair value in Level 3.

The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2018.

Money Market - The fair value of money market funds, which are included in Cash and cash equivalents, is based upon daily quoted net asset values of shares held at the reporting date.

The following table presents information about the Company's financial instruments measured at Fair Value on a recurring basis as of December 31, 2018:

| Financial Assets | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Totals |
|---|---|---|---|---|
| Money Market | $ 3,808,577 | $ - | $ - | $ 3,808,577 |
| Total | $ 3,808,577 | $ - | $ - | $ 3,808,577 |

Cash and cash equivalents, Segregated cash, Deposits with clearing organizations, Receivables from brokers/dealers and clearing organizations, Commissions receivable, and certain Other assets - These assets are generally short-term in nature and with credit worthy counterparties. Carrying value approximates fair value.

Commissions payable, Accounts payable and accrued expenses and Payable to Parent - These liabilities are generally short-term in nature, therefore carrying value approximates fair value.

**4. Related Party Transactions**

The Company supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses.

As a marketing allowance, the Company pays an 87% ratio of commission expense on commission revenue. Commission revenue is defined as commissions from the sale of investment company shares, variable insurance products and securities and fee income from investment advisory and asset management services. After commissions are paid to registered representatives the residual amount is paid to Penn Mutual.

As of December 31, 2018, the Company had a receivable of $343,438 for federal income taxes and a payable of $901,969 to Penn Mutual resulting from related party transactions.

**5. Credit Risk**

The Company clears approximately 26% of their securities transactions through a clearing broker, with whom the Company maintains a Proprietary Accounts for Introducing Brokers ("PAIB") agreement. Accordingly, a substantial portion of the Company's credit exposure is concentrated with its clearing broker. In accordance with industry practice, the clearing agent records customer

transactions on a settlement-date basis, which is generally two business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

## 6. Income Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying values and tax basis of assets and liabilities. The tax effects of temporary differences and carryforwards that give rise to the deferred tax asset are the following as of December 31, 2018:

| | |
|---|---|
| **Deferred tax asset, Net:** | |
| Net Operating Losses | $ 146,631 |
| Other | 116,984 |
| Total Deferred Tax Assets | $ 263,615 |
| *Deferred Tax Liability* | |
| Capitalized Software | (40,158) |
| Total Deferred Tax Liability | $ (40,158) |
| **Deferred Tax Asset, Net** | **$ 223,457** |

The Company files a consolidated federal income tax return with its parent, Penn Mutual, and is subject to taxation in the U.S. and various state jurisdictions. Based on the inter-company tax allocation agreements, each subsidiary's tax liability or refund is accrued on a benefits for loss basis. As of December 31, 2018, the Company has a current tax receivable of $343,438 from Penn Mutual.

The Company is required to evaluate the recoverability of deferred tax assets and to establish a valuation allowance if necessary to reduce the deferred tax asset to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable income exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

Additionally, the benefits for loss approach also enables a standalone entity to consider certain criteria of its consolidated parent when evaluating the realizability of its deferred tax assets. Given this, a valuation allowance is not required in a company's standalone financial statements if it is determined that a valuation allowance was not required for its parent consolidated group. The Company's parent consolidated group has not recorded a valuation allowance as of December 31, 2018. As such, although the realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized and, therefore, the Company has not recorded a valuation allowance as of December 31, 2018.

The Company remains subject to examinations by U.S. Federal and state tax authorities for the tax years 2015 through 2017.

## 7. Employee Benefit Plan

**Pension Plan**
Certain employees of the Company are covered under Penn Mutual's funded defined benefit pension plan. Penn Mutual's policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. Penn Mutual may increase its contribution above the minimum based upon an evaluation of the tax and cash positions and the plan's funded status.

Penn Mutual froze the benefits under its qualified pension plans effective December 31, 2005. Therefore no further benefits are accrued for participants.

**Other Retirement and Post Employment Benefits**
The Company provides, through Penn Mutual, certain life insurance and health care benefits for its retired employees, their beneficiaries and covered dependents.

**Defined Contribution Plan**
Substantially all the employees of the Company are covered by Penn Mutual's defined contribution plan. Designated contributions of up to 4% of annual compensation are eligible to be matched by the Company.

## 8. Commitments and Contingencies

As of December 31, 2018, aggregate minimum rental commitments under all leases through December 31, 2019 are $209,940.

The Company is involved in litigation arising in and out of the normal course of business. In addition, the regulators within the brokerage industry continue to focus on market conduct and compliance issues. The Company would establish a provision for estimated losses from pending complaints, legal actions, investigations and proceedings when fully analyzed, indicating it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2018, the Company has a $100,000 recorded liability related to these matters.

**9. Concentrations**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with one financial institution that exceeds the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

**10. Equipment and Capitalized Software, at cost**

| | |
|---|---|
| Equipment | $ 5,061 |
| Capitalized software | 1,912,274 |
| | 1,917,335 |
| Less: Accumulated depreciation and amortization | (1,726,108) |
| Equipment and Capitalized Software, net | $ 191,227 |

**11. Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6⅔% of aggregate indebtedness or $250,000 whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2018, the Company had net capital of $3,286,642 which was $2,922,867 in excess of its requirement of $363,775. The Company's aggregate Indebtedness to Net Capital Ratio was 1.66 to 1. The Company claims the exemption provision of SEC Rule 15c3-3(k)(2)(ii).

**12. Subsequent Events**

The Company has evaluated the events and transactions that have occurred through February 20, 2018, the date the financial statements were available to be issued. Effective January 1, 2019, the Company converted the structure of its business from a corporation to a limited liability company. The Company's name will be Hornor, Townsend & Kent, LLC for periods subsequent to December 31, 2018.

# Hornor, Townsend & Kent, Inc.

**Statement of Financial Condition**
**With Report of Independent Registered Public Accounting Firm**
**December 31, 2018**